EXHIBIT 8.1
[JONES DAY LETTERHEAD]
June 27, 2008
Peerless Mfg. Co.
Suite 500
14651 North Dallas Parkway
Dallas, Texas 75254
Ladies and Gentlemen:
     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 10, 2008, among Peerless Mfg. Co., a Texas corporation (“Peerless”), PMFG, Inc., a Delaware corporation and a wholly owned subsidiary of Peerless (“PMFG”), and PMFG Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of PMFG (“Merger Sub”), Merger Sub will merge with and into Peerless (the “Merger”). You have requested our opinion with respect to the summary of the material U.S. federal income tax consequences of the Merger set forth under the caption “Material U.S. Federal Income Tax Consequences” in the Registration Statement on Form S-4 (including the proxy statement/prospectus contained therein, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”).
     For purposes of rendering our opinion, we have reviewed and are relying upon the Merger Agreement, the Registration Statement and such other documents, records and instruments that we have deemed necessary or appropriate for purposes of this opinion. In addition, we have assumed that (i) the Merger will be consummated in the manner contemplated by the Registration Statement and in accordance with the provisions of the Merger Agreement, none of which will be waived and (ii) the statements concerning the Merger set forth in the Merger Agreement and the Registration Statement are true, correct and complete as of the date of this letter and will continue to be true, correct and complete at all times up to and including the effective time of the Merger. If any of the foregoing assumptions are untrue for any reason, our opinion as expressed below may be adversely affected and may not be relied upon.
     Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations issued thereunder, Internal Revenue Service pronouncements, and judicial decisions, all as in effect on the date hereof. These authorities are subject to change, which could be retroactive, and we can provide no assurance as to the effect that any change may have on the opinion that we have expressed below. An opinion of counsel is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or a court would not take a contrary position with respect to the conclusions set forth below.

June 27, 2008

     Based upon and subject to (i) the foregoing and (ii) the assumptions, limitations and qualifications set forth under the caption “Material U.S. Federal Income Tax Consequences” in the Registration Statement, we are of the opinion that the description set forth under the caption “Material U.S. Federal Income Tax Consequences” in the Registration Statement correctly describes, as of the date hereof, the material aspects of the federal income tax treatment of the Merger to Peerless, PMFG, Merger Sub and Peerless’ shareholders.
     We express no opinion as to any laws other than the federal income tax laws of the United States of America, and do not express any opinion, either implicitly or otherwise, on any issue not expressly addressed above.
     This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.
Sincerely yours,

/s/ Jones Day